UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 5)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)
Ordinary Shares, no par value

(Title of Class of Securities)
D1497A101

(CUSIP Number of Class of Securities)
Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$506,132,738*	$59,572**
*Calculated solely for purposes of determining the filing fee. Because the amount to be paid for the securities that may be purchased in the transactions described in this Schedule 13E-3 has not yet been determined, the transaction value was determined based on the market price for the subject securities, using Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. Accordingly, the transaction value was calculated as follows: (i) 8,124,121 ordinary shares of Celanese AG that may be acquired in the transactions described in this Schedule 13E-3, multiplied by (ii) EUR48.25, the average of the high and low prices reported on the Frankfurt Stock Exchange on April 8, 2005, multiplied by (iii) 1.2912, the noon buying rate for Euros on April 8, 2005, as reported by the Federal Reserve Bank of New York.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH &
Co. KG (fka BCP Crystal
Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule 13E-3	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH &
Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 13, 2005

Total Amount Previously Paid: $59,572

     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) BCP Caylux Holdings Luxembourg S.C.A., a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 13, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Disclosure Document attached as Exhibit (a)(1)(A) to Amendment No. 2 to the Schedule 13E-3 filed with the SEC on July 6, 2005 (including all schedules and annexes thereto, the “Disclosure Document”).
     Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document, including all schedules and annexes thereto, and the Supplement to the Mandatory Offer attached as Exhibit (a)(1)(A) to Amendment No. 4 to the Schedule 13E-3 (the “Supplement”) is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(a)(iii) of Schedule 13E-3 is hereby amended and supplemented by the following:
     On September 16, 2005, Purchaser issued a press release which notified Celanese Shareholders that the Limited Offer by Purchaser to all Celanese Shareholders to acquire all their Celanese Shares at the increased offer price of EUR51.00 per Celanese Share, in cash, plus interest, and the related offer of increased cash compensation for Celanese Shareholders who previously tendered shares in the Mandatory Offer, in each case upon the terms and conditions set forth in the Offer Document as supplemented by the Supplement, will expire at 6.01h Central European Summer Time, 12:01 a.m. New York City time on September 29, 2005. Following the expiration of the Limited Offer, the subsequent acceptance period for the Mandatory Offer at the offer price of EUR41.92 per Celanese Share will continue in accordance with the terms set forth in the Offer Document.
ITEM 16. EXHIBITS.
     Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:
     (a)(5)(ii)           Press Release of Purchaser, dated September 16, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., it general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) IV L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A. By: BCP Caylux Holdings Ltd. 1, its general partner
By:	/s/ Altfried Schrader
	Name:	Altfried Schrader
	Title:	Authorized Person

BCP HOLDINGS GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE MANAGEMENT GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

Exhibit Index

(a)(5)(i)	Press Release of Purchaser, dated September 16, 2005.